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                            November 9, 2023

       Melker Nilsson
       Chief Executive Officer
       Capstone Dental Pubco, Inc.
       154 Middlesex Turnpike
       Burlington, MA 01803

                                                        Re: Capstone Dental
Pubco, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed November 7,
2023
                                                            File No. 333-274297

       Dear Melker Nilsson:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

       Amendment to Form S-4 filed November 7, 2023

       Discounted Cash Flow Analysis, page 134

   1. Refer to our prior comment 4. We note as part of your revised disclosure, "In addition, several of the markets
in which Keystone operates or intends to operate are mature
                                                        markets, which makes
projections extended to 10 years, while still uncertain, somewhat more predictable.
Accordingly, Ladenburg believes that extending the projections to 10 years provides a more
accurate depiction of Keystone   s future trajectory and the factors
                                                        influencing Keystone
s Unlevered Free Cash Flow." Please further revise your disclosure to explain in
sufficient detail why you believe a more mature market indicates that your projections for
Keystone are more predictable. Please also revise to remove any reference to accuracy with
regards to your discussion of projections and balance your discussion with the significant
uncertainties with projections to ten years.
 Melker Nilsson
FirstName LastNameMelker
Capstone Dental Pubco, Inc. Nilsson
Comapany 9,
November  NameCapstone
             2023         Dental Pubco, Inc.
November
Page 2    9, 2023 Page 2
FirstName LastName
2. We note the assumption that the "Check-Cap board confirmed that revenues should grow at a rapid pace in the first 6-7 years, averaging a 19.0% growth rate between the years of
         2023 through 2027, on the basis that comparable companies generally achieve their highest market share during this period, while decreasing to average approximately 17%
         year over year from 2028 to 2033." Revise to substantiate the basis for this assumption and describe the "comparable companies" or clarify that the comparable companies considered are described at page 132. Please also revise to balance your disclosure here and throughout to remove any implication that revenues "should" grow at the projected rates. We note disclosure elsewhere in your filing which highlight the history of significant net losses, your expectation to continue to incur operating losses for the foreseeable future and you may not be able to achieve or sustain profitability.

Legal Proceedings, page 236

3. We note your revised disclosure regarding Symetryx Corp. and their lawsuit against
         Check-Cap and its directors in the Haifa District Court. Here, and on page 121, please include a description of the factual basis alleged to underlie the proceeding, the relief sought and up to date information regarding the company's response to, both, the claim and all related pleadings. As appropriate, please also describe any material attendant risks related to this proceeding and its impact on Check-Cap and the consummation of the merger transaction.


Exhibits

4. We note your response to prior comment 8 and your removal of certain distribution agreements as exhibits to your registration statement. At an appropriate section of your filing, please generally describe your distribution arrangements and related terms.
       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Mark Rosenstein